 Exhibit 99.2
IFRS INR Press Release

37.8% growth in digital portfolio leads to strong 9.8% growth in FY 20

Bengaluru, India – April 20, 2020

“I am proud of the Infosys team that has worked exceptionally well to achieve 93% remote working today and ensuring consistent service delivery for our clients in this rapidly changing environment. Our focus on the health of our employees and our commitment to our clients helped us navigate the past few weeks,” said Salil Parekh, CEO and MD. “We had an exceptional year in financial year 2020 with growth of 9.8% and operating margin of 21.3%. While the immediate short-term will be challenging, looking ahead, we can see that there is a strong interest to consolidate with partners with high-quality and agile service delivery and strong financial resilience. I am confident we will emerge from this stronger.”

•	FY 20 revenues grew by 9.8% in INR; 9.8% in constant currency
•	FY 20 operating margin at 21.3%
•	FY 20 Free Cash Flow at 15,250 crore; Free Cash Flow to net profit conversion at 92%
•	Q4 20 revenues grew year-on-year by 8.0% in INR; 6.4% in constant currency
•	Q4 20 revenues grew sequentially by 0.8% in INR; declined 0.8% in constant currency
•	Q4 20 Digital revenues at $1,341 million (41.9% of total revenues), year-on-year growth of 31.7% and sequential growth of 2.6% in constant currency
•	Announces final dividend of 9.50 per share
•	Considering the business uncertainty emanating from COVID-19, the company is unable to provide guidance on revenues and margins for FY 21 at this stage. The company will provide guidance after visibility improves

1.	Financial Highlights- Consolidated results under International Financial Reporting Standards (IFRS)

For the quarter ended March 31, 2020

Revenues were 23,267 crore, growth of 8.0% YoY and 0.8% QoQ

Operating profit was 4,927 crore, increase of 6.7% YoY and decrease of 2.7% QoQ. Operating margin was 21.2%.

Basic EPS was 10.19, increase of 8.7% YoY and decrease of 3.1% QoQ

For the Year ended March 31, 2020

Revenues were 90,791 crore, growth of 9.8% YoY

Operating profit was 19,374 crore, growth of 2.6% YoY. Operating margin was 21.3%.

Basic EPS was 38.97, growth of 10.0% YoY

“We completed a satisfying year on multiple counts – growth in all verticals and geographies, significant increase in large deal wins, good client mining and operational discipline”, said Pravin Rao, COO. “The impact caused by COVID-19 since last few weeks of March has led to significant displacement in the operating model while severely testing business continuity plans of companies. We demonstrated what a ‘Live Enterprise’ truly is by improving the infrastructure and technology enablement for our employees in a short time span and ensuring business continuity for clients.”

“We continue to remain focused on execution excellence in a period of high uncertainty. Our relentless focus on liquidity will be supported by our strong Balance Sheet of $3.6 billion cash, backed by accelerated cost take-outs and operational rigor”, said Nilanjan Roy, CFO. “The final dividend of 9.50 per share is a testimony of a strong free cash flow performance for FY 20.”

1.	COVID-19 update

As the world comes together to manage the impact of the crisis caused by COVID-19, Infosys is making every effort to tackle the turbulence. The company is prioritizing employee well-being, assuring services for business continuity and strategizing offerings to improve business resilience for its clients, while also supporting community initiatives. Over 93% of our workforce is enabled to work from home, in countries still under lockdown, and from the company’s offices, wherever possible – are all in sync with the company’s priorities and working tirelessly to help make sure clients are running their businesses and preparing for a future of resilience. (Please refer to the separate press release on our COVID-19 response released today)

2.	Update on whistleblower matters

The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations which have been previously disclosed to stock exchanges on October 22, 2019 and to the Securities Exchange Commission (SEC) on Form 6-K on the same date. As previously disclosed on January 10, 2020 the outcome of the investigation has not resulted in restatement of previously issued financial statements.

The Company cooperated with an investigation by the SEC regarding the same matters. In March 2020, the Company received notification from the SEC that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter. The Company is responding to all the inquires received from the Indian regulatory authorities and will continue to cooperate with the authorities for any additional requests for information. Additionally, in October 2019, a shareholder class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers for alleged violations of the US federal Securities Laws. The Company is presently unable to predict the scope, duration or the outcome of these matters.

3.	Board changes

DN Prahlad, Independent Director, has resigned from the company to devote more time for his other business commitments with effect from April 20, 2020. The Board placed on record its appreciation for the services rendered by him during his tenure.

The Company announced the appointment of Uri Levine as an Independent Director of the Company, effective April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee of the Board. The appointment is for a period of three years and is subject to the approval of shareholders.

Uri Levine is a passionate serial entrepreneur and disruptor. He co-founded Waze, the world's largest community-based driving traffic and navigation app, with more than 500 million drivers around the globe, which was acquired by Google on June 2013 for more than $1.1 billion. Uri has been in the high-tech business for the last 30 years with half of them in the start-up scene.

4.	Client wins & Testimonials

•	“Thank you. For employing great people at Infosys. For above and beyond service. And, for a long and prosperous relationship. Not all of our partners were able to get their teams fully up and running. With great pride, I was able to tell the leadership team that Infosys is fully operational for us. Thank you! May Infosys and India weather this storm well and emerge stronger”, Head of US Operations at a global financial services firm.

•	“Your team has supported a historic shift of office-based employees to work-from-home-status in record time here in the US. The planning, execution and subsequent experience of our staff in the new work modality has been outstanding. The CEO and our board have recognized the incredible efforts that have taken place from the IT teams”, CIO of a leading healthcare company.

•	Reckitt Benckiser (RB), a FTSE 100 company, has renewed its partnership with Infosys to reimagine its infrastructure and application operations. As part of this engagement, Infosys will bring in advanced AI and Automation to build a Cognitive First IT Enterprise at Reckitt Benckiser, offering a seamless digital experience for its enterprise users.

•	E.ON has awarded Infosys a multi-year engagement to run and transform its future workplace services. Infosys would transition the workplace services for the E.ON group from the existing incumbent and then continue to transform and operate it till 2025. This expands the strategic partnership between E.ON and Infosys and builds upon the existing contract which Infosys has with E.ON’s subsidiary innogy. Infosys would leverage its Digital Innovation Center in Düsseldorf, Germany, to deliver services for this engagement.

•	Infosys has been selected by Siemens to deploy Wingspan, Infosys’ Digital Learning and Talent Transformation Platform. The company-wide deployment of next generation, talent transformation platform will enhance learning experience for 385,000 Siemens employees.

•	Infosys entered a long-term strategic partnership with GE Appliance, a Haier company, to effectively streamline IT operations. As a part of this alliance, Infosys will assist GE Appliances to accelerate their digital and workplace transformation through automation-driven managed IT services support across global command centres, service desks, end-user computing, IT infrastructure, and applications.

•	A large CPG company selected Infosys to accelerate the transformation of the company’s digital technology capabilities and optimize costs. In addition to being the strategic transformation partner Infosys will also provide end-to-end support for enabling integrated operations across Applications, Infrastructure and Cybersecurity.

5.	Recognitions

•	Infosys was positioned as a leader in IDC MarketScape: North American Distributed Energy Resource Management Systems Strategic Consultants and Systems Integrators 2020 Vendor Assessment
•	Positioned as a leader in IDC MarketScape: Worldwide Business and Industrial IoT Consulting and Systems Integration Services 2020 Vendor Assessment
•	Recognized as a leader in IDC MarketScape: Worldwide Business and Industrial IoT Engineering and Managed Services 2020 Vendor Assessment
•	Positioned as a Leader in the IDC MarketScape: Worldwide Integrated Payment Platforms 2019-2020 Vendor Assessment
•	Ranked as a leader in NelsonHall NEAT for Cognitive and Self-Healing IT Infrastructure Management Services
•	Ranked as a leader in NelsonHall NEAT for Digital Manufacturing Services
•	Infosys BPM has been recognized with the elite international award- Brandon Hall Human Capital Excellence Awards, 2019 under three diverse categories.
•	Infosys BPM has won the Best Practices in CSR Awards 2020 for the Skill Development Initiative of IBPM at 6th International Conference of Corporate Social Responsibility by Institute of Public Enterprise, Hyderabad.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients to navigate their digital transformation, leveraging our teams from over 46 countries. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Mehak Chawla +91 80 4156 3998 Mehak.Chawla@infosys.com	Chiku Somaiya +1 71367 06752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Audited Consolidated Balance Sheet as at:

(In crore except equity share data)

	March 31, 2020	March 31, 2019
ASSETS
Current assets
Cash and cash equivalents	18,649	19,568
Current investments	4,655	6,627
Trade receivables	18,487	14,827
Unbilled revenue	7,121	5,374
Prepayments and other current assets	5,595	5,723
Income tax assets	7	423
Derivative financial instruments	62	336
Total current assets	54,576	52,878
Non-current assets
Property, plant and equipment	13,699	13,356
Right-of-use assets(B3)	4,168	–
Goodwill	5,286	3,540
Intangible assets	1,900	691
Non-current investments	4,137	4,634
Deferred income tax assets	1,744	1,372
Income tax assets	5,384	6,320
Other non-current assets	1,874	1,947
Total non-current assets	38,192	31,860
Total assets	92,768	84,738
LIABILITIES AND EQUITY
Current liabilities
Trade payables	2,852	1,655
Lease liabilities(B3)	619	–
Derivative financial instruments	491	15
Current income tax liabilities	1,490	1,567
Client deposits	18	26
Unearned revenue	2,990	2,809
Employee benefit obligations	1,832	1,619
Provisions	572	576
Other current liabilities	9,992	10,371
Total current liabilities	20,856	18,638
Non-current liabilities
Lease liabilities(B3)	4,014	–
Deferred income tax liabilities	968	672
Employee benefit obligations	38	44
Other non-current liabilities	1,048	378
Total liabilities	26,924	19,732
Equity
Share capital- 5 par value 480,00,00,000 (480,00,00,000) equity shares authorized, issued and outstanding 424,07,53,210 (433,59,54,462) equity shares fully paid up, net of 1,82,39,356 (2,03,24,982) treasury shares as at March 31, 2020 (March 31, 2019)	2,122	2,170
Share premium	600	396
Retained earnings	57,506	58,848
Cash flow hedge reserve	(15)	21
Other reserves	4,070	2,570
Capital redemption reserve	111	61
Other components of equity	1,056	882
Total equity attributable to equity holders of the company	65,450	64,948
Non-controlling interests	394	58
Total equity	65,844	65,006
Total liabilities and equity	92,768	84,738

Infosys Limited and subsidiaries

Audited Consolidated Statement of Comprehensive Income for the:

(In crore except equity share and per equity share data)

	3 months ended March 31, 2020	3 months ended March 31, 2019	Year ended March 31, 2020	Year ended March 31, 2019
Revenues	23,267	21,539	90,791	82,675
Cost of sales	15,501	14,283	60,732	53,867
Gross profit	7,766	7,256	30,059	28,808
Operating expenses
Selling and marketing expenses	1,172	1,226	4,711	4,473
Administrative expenses	1,667	1,412	5,974	5,455
Total operating expenses	2,839	2,638	10,685	9,928
Operating profit	4,927	4,618	19,374	18,880
Other income, net(A3) (B2)	614	665	2,803	2,882
Finance cost(B3)	(45)	–	(170)	–
Reduction in the fair value of Disposal Group held for sale(A1)	–	–	–	(270)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from “Held for Sale” (A2)	–	–	–	(451)
Profit before income taxes	5,496	5,283	22,007	21,041
Income tax expense (A4)	1,161	1,205	5,368	5,631
Net profit	4,335	4,078	16,639	15,410
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset, net (B4)	(21)	(3)	(180)	(22)
Equity instruments through other comprehensive income, net	(2)	1	(33)	70
	(23)	(2)	(213)	48
Items that will be reclassified subsequently to profit or loss:
Fair value changes on derivatives designated as cash flow hedge, net	–	(15)	(36)	21
Exchange differences on translation of foreign operations	237	(70)	378	63
Fair valuation of investments, net	15	25	22	2
	252	(60)	364	86
Total other comprehensive income/(loss), net of tax	229	(62)	151	134
Total comprehensive income	4,564	4,016	16,790	15,544
Profit attributable to:
Owners of the Company	4,321	4,074	16,594	15,404
Non-controlling interests	14	4	45	6
	4,335	4,078	16,639	15,410
Total comprehensive income attributable to:
Owners of the Company	4,545	4,012	16,732	15,538
Non-controlling interests	19	4	58	6
	4,564	4,016	16,790	15,544
Earnings per equity share
Basic ()	10.19	9.37	38.97	35.44
Diluted ()	10.18	9.36	38.91	35.38
Weighted average equity shares used in computing earnings per equity share
Basic	424,01,81,854	434,71,29,592	425,77,54,522	434,71,30,157
Diluted	424,59,81,386	435,30,23,863	426,51,44,228	435,34,20,772

NOTES:

A.	Notes pertaining to previous year

1.	During the year ended March 31, 2019, the Company had recorded a reduction in the fair value amounting to 270 crore in respect of its subsidiary Panaya.
2.	The Company had recorded an adjustment in respect of excess of carrying amount over recoverable amount of 451 crore in respect of its subsidiary Skava during the year ended March 31, 2019.
3.	Other income includes interest on income tax refunds amounting to 51 crore for the year ended March 31, 2019.
4.	During the year ended March 31, 2019, on account of conclusion of an Advanced Pricing Agreement (APA) in an overseas jurisdiction, the Company had reversed income tax expense provision of 94 crore, which pertains to previous periods.

B.	Notes pertaining to the current quarter / year

1.	The audited interim consolidated Balance sheet and Statement of Comprehensive Income for the three months and year ended March 31, 2020 have been taken on record at the Board meeting held on April 20, 2020.
2.	Other income includes interest on income tax refunds amounting to 8 crore for the three months ended March 31, 2020 and 259 crore for the year ended March 31, 2020.
3.	On account of adoption of IFRS 16- Leases effective April 1, 2019.
4.	Includes unrealized losses on certain investments carried in the PF trust for the quarter and year ended March 31, 2020.

C.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com